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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                             (Amendment No. 6)

                      Ground Round Restaurants, Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
     101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 21, 1997
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Continued on Following Pages
                            Page 1 of 9 Pages
                      Exhibit Index Appears on Page 9
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


 CUSIP No. 460200-10-8                   13D           Page 2 of 9


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,632,100
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,632,100
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,632,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  32.5%

    14     TYPE OF REPORTING PERSON:    CO
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



 CUSIP No. 460200-10-8                   13D           Page 3 of 9


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,632,100
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,632,100
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,632,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  32.5%

    14     TYPE OF REPORTING PERSON:    CO
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


 CUSIP No. 460200-10-8                   13D           Page 4 of 9


     1     NAME OF REPORTING PERSON:    JACUZZI INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,632,100
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,632,100
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,632,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  32.5%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D           Page 5 of 9


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,632,100
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,632,100
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,632,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  32.5%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends the Statement on Schedule 13D (as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc. ("USIAH"), Jacuzzi Inc. ("Jacuzzi") and JUSI Holdings, Inc. ("JUSI") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4.   Purpose of Transaction.
               ----------------------

               On February 21, 1997, USI entered into a letter agreement (the "Letter Agreement") with Grotech Capital Group IV, LLC ("Grotech") pursuant to which, among other things, in consideration for the payment of $50,000, USI granted Grotech an irrevocable option (the "Grotech Option") to purchase all, but not less than all, of the 3,632,100 shares of Common Stock beneficially owned by the Beneficial Owners (the "Shares") for a cash purchase price of $1.75 per Share. Grotech may exercise the Grotech Option at any time until Noon, Eastern Standard time, on March 24, 1997. Pursuant to the Letter Agreement, USI agreed that during the term of the Option, USI will not sell, transfer, encumber, pledge or otherwise dispose of the Shares to any person or entity other than Grotech, or enter into any agreement or understanding to effect the same.

               A copy of the Letter Agreement is filed as an exhibit to this Statement on Schedule 13D and is incorporated herein by reference.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               The information set forth in response to Item 4 is incorporated herein by reference.

               In addition, on September 30, 1996, the previously disclosed agreement between USI and GSB expired in accordance with its terms. Accordingly, the Beneficial Owners no longer may be deemed to beneficially own the shares of Common Stock beneficially owned by GSB.

               On the date hereof the Beneficial Owners were the beneficial owners of 3,632,100 shares of the Common Stock, representing approximately 32.5% of the outstanding shares of the Common Stock (based on 11,173,421 shares of the Common Stock

     reported outstanding in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 1996).

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               The information set forth in response to Item 4 is incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as Exhibits to this
     Schedule 13D:

               1. Letter Agreement dated February 21, 1997 between USI and Grotech.



                              7
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                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 21, 1997


                                   U.S. INDUSTRIES, INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   JACUZZI INC.
                                   JUSI HOLDINGS, INC.



                                   By:  /s/ George H. MacLean
                                        -----------------------------------
                                        George H. MacLean
                                        Senior Vice President



                              8
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                                  EXHIBIT INDEX
                                  -------------
     Item No.                                          Page No.
     --------                                          --------

     1. Letter Agreement dated February 21, 1997 between USI and Grotech





                              9

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